Exhibit 99.1

Navigator Holdings Ltd. Signs Non-Binding Memorandum Of Understanding With Bumi Armada For Bluestreak CO2 Joint Venture

20 June, 2023 – Navigator Holdings Ltd. (“Navigator” and the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, today announced the signing of a non-binding memorandum of understanding (the “MoU”) with Bumi Armada Berhad (“Bumi Armada”), one of the world’s largest floating infrastructure operators, to establish a joint venture company to provide CO2 shipping and injection solutions in the United Kingdom (the “Bluestreak CO2 Joint Venture”).

The Bluestreak CO2 Joint Venture, to be owned 50% by Navigator and 50% by Bumi Armada, aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line with the United Kingdom’s Industrial Decarbonisation Strategy.

By leveraging the expertise and experience of its principal shareholders, it is anticipated that the Bluestreak CO2 Joint Venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage & injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The CO2 is intended to be subsequently injected into offshore storage aquifers and/or depleted oil and gas reservoirs in a controlled manner, with full surveillance and management of the permanent storage location. This approach is anticipated to allow the Bluestreak CO2 Joint Venture to serve emitters with no access to pipeline infrastructure, to effectively manage their CO2 emissions.

It is estimated that the potential market in the United Kingdom alone, is over 30 million tonnes of CO2 per annum from emitters who are not proximate to existing awarded carbon capture, usage and storage clusters. Navigator and Bumi Armada are in initial discussions with a number of emitters and if successful, the first shipment of CO2 is anticipated by the parties to take place three years after taking final investment decision.

Mads Peter Zacho, Navigator’s Chief Executive Officer, commented:

“The Bluestreak CO2 Joint Venture marks the first shipping partnership into the carbon capture sector in the UK. I’m incredibly pleased to have the opportunity to offer an end-to-end solution for customers, particularly those not served by the large “mega-cluster” projects. Bumi Armada is a great partner to be taking this strategic step with, and we are very proud to be playing such a meaningful role in the UK’s decarbonisation strategy.”

Gary Christenson, Bumi Armada’s Chief Executive Officer, said:

“We are excited to collaborate with Navigator in this strategic partnership to bring sustainable and scalable solutions to reduce carbon emissions, which is also in line with Bumi Armada’s recently launched decarbonisation agenda to achieve net zero by 2050. This collaboration is a testament to our strong commitment towards providing the best decarbonisation solutions globally.”

The transaction is subject to the execution of a definitive joint venture agreement, approval by the boards of directors of both Navigator and Bumi Armada, regulatory approvals where applicable and other customary closing conditions. The parties anticipate entering into a definitive joint venture agreement by the end of the fourth quarter of 2023. The commercialisation of the Bluestreak CO2 Joint Venture is subject to sufficient long-term customer commitments.

About Bumi Armada

Bumi Armada is a global provider of floating infrastructure systems, offshore energy engineering, facilities, and services provider. Bumi Armada is committed to delivering world-class performance across a broad range of major marine projects. Bumi Armada partners and operates the only FPSO vessel in the world that uses an amine recovery system to extract H2S from the production gas. This is the same amine system that is used for many of the CO2 capture-recovery systems worldwide. Bumi Armada is also engineering a carbon capture injection system for a gas field incorporating its experience. Bumi Armada owns and operates one of the largest Floating Production Systems in the UK North Sea, which is also amongst the most complex systems of its kind, supporting the production of its main UK client.

Bumi Armada

Attention: Investor Relations ir@bumiarmada.com

Tel: +603 2302 9000

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas
Attention:	Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com
Address:	333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

There can be no assurance that a definitive joint venture agreement regarding Bluestreak CO2 will be executed or that the Joint Venture will be completed on the terms anticipated or at all or that the first shipment of CO2 will take place as anticipated or at all.

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the anticipated Bluestreak CO2 Joint Venture, the anticipated terms and benefits thereof and the anticipated timing of completion thereof and the timing of any related CO2 shipment. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: General